Exhibit 99.1

CNFinance Announces First Half of 2026

Unaudited Financial Results

GUANGZHOU, China, August 28, 2026 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the first half of 2026 ended June 30, 2026.

“During the first half of 2026, we continued to execute our strategy of optimizing our existing portfolio, strengthening asset recovery and improving the quality and efficiency of our business. Against a challenging macroeconomic and industry backdrop, we made meaningful progress in the resolution of existing assets, with cash recoveries from overdue loans reaching approximately RMB600 million and an overall recovery rate of 103%. These results reflect the effectiveness of our asset recovery and disposal capabilities and our continued focus on disciplined portfolio management.

At the same time, we continued to streamline our operations and strengthen cost discipline. Operating expenses decreased by approximately 58% year over year, reflecting the progress we have made in organizational optimization and operational efficiency. We also continued to proactively manage our existing loan portfolio.

Our financial results for the first half of 2026 reflect the ongoing transition of our business, including the substantial reduction of our outstanding loan portfolio and the recognition of credit-loss provisions associated with our existing portfolio. While this transition has resulted in near-term pressure on our financial performance, we believe that the actions we are taking are important to strengthening the quality of our balance sheet, improving operating efficiency and positioning the Company for more sustainable development.

Looking ahead, we will remain focused on accelerating asset recovery, executing selected new business initiatives with disciplined risk management, and continuing to enhance organizational efficiency. We will remain prudent in managing our capital and resources while seeking to build a more resilient and sustainable business and create long-term value for our shareholders,” commented Mr. Zhai Bin, Chairman and Chief Executive Officer of CNFinance.

First Half of 2026 Financial Results

Total interest and fees income was RMB89.5 million (US$13.2 million) for the first half of 2026, compared to RMB415.7 million in the same period of 2025.

Interest and financing service fees on loans was RMB87.7 million (US$13.0 million) for the first half of 2026, compared to RMB380.2 million in the same period of 2025, primarily attributable to the decrease of average daily outstanding loan principal as the Company continued to optimize its existing portfolio and exercise discipline over new loan disbursements.

Interest income charged to sales partners, representing fee charged to sales partners who choose to repurchase default loans in installments was RMB0.8 million (US$0.1 million) for the first half of 2026, compared to RMB32.6 million in the same period of 2025, primarily attributable to a decrease in the loans that were repurchased by the sales partners in installments.

Interest on deposits with banks was RMB1.0 million (US$0.1 million) for the first half of 2026, compared to RMB2.9 million in the same period of 2025, primarily due to decreased average daily balance of time deposits.

Total interest and fees expenses was RMB177.9 million (US$26.2 million) in the first half of 2026, compared to RMB271.7 million in the same period in 2025. The decrease in total interest and fees expenses was mainly due to the decrease in average daily balance of interest-bearing borrowings.

Net interest and fees income was RMB(88.4) million (US$(13.0) million) for the first half of 2026, as compared to an income of RMB143.9 million in the same period of 2025.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company and commissions paid to sales channels, was RMB3.9 million (US$0.6 million) for the first half of 2026 as compared to RMB1.9 million in the same period of 2025. The increase primarily reflected the Company's continued activities under the commercial bank partnership model.

Collaboration cost for sales partners was RMB0.8 million (US$0.1 million) for the first half of 2026, compared to RMB48.9 million in the same period of 2025 due to the decrease in new loans facilitated.

Net interest and fees income after collaboration cost turned negative to RMB(85.3) million (US$(12.6) million) for the first half of 2026 from RMB96.9 million in the same period of 2025.

Provision for credit losses representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners, increased to RMB340.7 million (US$50.2 million) for the first half of 2026 from RMB31.2 million in the same period in 2025. The increase was mainly due to loan performances affected by economic uncertainties.

Realized gains/(losses) on sales of investments, net representing realized gains from the sales of investment securities, were nil, compared to losses of RMB4.1 million for the same period of 2025.

Other gains, net were net loss of RMB12.8 million (US$1.9 million) for the first half of 2026 as compared to gains of RMB8.9 million in the same period of 2025.

Total operating expenses was RMB43.1 million (US$6.3 million) in the first half of 2026, compared with RMB101.4 million in the same period of 2025.

Employee compensation and benefits was RMB27.6 million (US$4.1 million) in the first half of 2026 as compared to RMB52.9 million in the same period in 2025. The Company implemented organizational restructuring and continued efforts to align its operating structure with its current business scale and strategic priorities.

Taxes and surcharges was RMB1.1 million (US$0.2 million) in the first half of 2026, compared to RMB6.8 million in the same period of 2025, primarily attributable to the decrease of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” decreased in the first half of 2026 compared to the same period of 2025. Since the Company has strengthened its collaboration with a third-party asset management company in post-loan services, a portion of service fees were paid to such asset management company directly by the trust plans.

Operating lease cost was RMB3.4 million (US$0.5 million) for the first half of 2026 as compared to RMB4.1 million for the same period of 2025.

Other expenses was RMB10.8 million (US$1.6 million) in the first half of 2026 as compared to RMB37.6 million in the same period of 2025, primarily due to the decrease in fees paid to third-party channeling companies for introducing borrowers.

Income tax benefit was RMB93.7 million (US$13.8 million) in the first half of 2026, as compared to RMB11.1 million in the same period of 2025.

Effective tax rate was 19.0% in the first half of 2026 as compared to 21.5% in the same period of 2025.

Net loss was RMB399.5 million (US$58.9 million) in the first half of 2026, as compared to net loss of RMB40.4 million in the same period of 2025.

Basic and diluted earnings per ADS were RMB(40.1) (US$(5.9)) and RMB(40.1) (US$(5.9)), respectively, in the first half of 2026, compared to RMB(5.9) and RMB(6.3), respectively, in the same period of 2025, calculated based on the current ADS ratio (each ADS representing 200 Class A ordinary shares).

As of June 30, 2026, the Company had cash and cash equivalents and restricted cash of RMB252.3 million (US$37.2 million), compared with RMB338.2 million as of December 31, 2025, including RMB96.6 million (US$14.2 million) and RMB183.0 million related to structured funds as of June 30, 2026 and December 31, 2025, respectively, which could only be used to fund new loans and relevant business activities.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company was 63.4% as of June 30, 2026 compared to 50.3% as of December 31, 2025. The increase was mainly due to the decrease of outstanding loan principal as of June 30, 2026 resulted from the Company’s proactive control over new loan disbursements.

The NPL ratio (excluding loans held for sale) for loans originated by the Company decreased from 35.6% as of December 31, 2025 to 32.3% as of June 30, 2026.

Recent Development

Share Repurchase

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months commencing on March 16, 2022. On March 16, 2023, the Company’s board of directors authorized to extend the share repurchase program for 12 months commencing on March 16, 2023. On March 16, 2024, the Company’s board of directors authorized to extend the share repurchase program for 24 months commencing on March 16, 2024, and raise the cap of such plan to USD30.0 million, commencing on May 27, 2024. On March 16, 2026, the Company’s board of directors authorized to extend the share repurchase program for 24 months commencing on March 16, 2026. As of June 30, 2026, the Company had repurchased an aggregate of approximately US$19.0 million worth of its ADSs under this share repurchase program.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2026, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and sales partners, local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands, except for number of shares)

	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	338,188	252,349	37,192
Loans principal, interest and financing service fee receivables	2,487,819	1,944,447	286,576
Allowance for credit losses	(314,049)	(159,847)	(23,559)
Net loans principal, interest and financing service fee receivables	2,173,770	1,784,600	263,017
Loans held-for-sale	3,508,003	3,087,619	455,059
Investment securities	273,442	277,377	40,880
Property and equipment	177,700	175,788	25,908
Deferred tax assets	318,346	339,137	49,983
Deposits	91,278	84,292	12,423
Right-of-use assets	11,760	11,760	1,733
Guaranteed assets	1,645,128	1,555,313	229,225
Other assets	1,711,504	1,552,519	228,813
Total assets	10,249,119	9,120,755	1,344,233

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	2,766,434	2,615,591	385,490
Other borrowings	673,141	402,584	59,334
Accrued employee benefits	7,918	4,928	726
Income taxes payable	259,789	200,697	29,579
Deferred tax liabilities	80,737	69,137	10,190
Lease liabilities	12,236	12,236	1,803
Credit risk mitigation position	1,074,211	1,053,976	155,337
Other liabilities	1,794,011	1,587,089	233,908
		-	-
Total liabilities	6,668,477	5,946,238	876,367

Class A Ordinary shares (USD0.0001 par value; 18,000,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	917	917	135
Class B Ordinary shares (USD0.0001 par value; 2,000,000,000 shares authorized; nil shares issued and outstanding as of December 31, 2025; and 2,000,000,000 shares issued and outstanding as of June 30, 2026)	-	1,357	200
Treasury stock	(124,680)	(124,680)	(18,376)
Additional paid-in capital	1,046,619	1,046,619	154,253
Retained earnings	2,671,347	2,271,866	334,832
Accumulated other comprehensive losses	(13,561)	(21,563)	(3,178)
Total shareholders’ equity	3,580,642	3,174,517	467,866
Total liabilities and shareholders’ equity	10,249,119	9,120,755	1,344,233

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Six months ended June 30
	2025	2026	2026
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	380,218	87,680	12,922
Interest income charged to sales partners	32,567	805	119
Interest on deposits with banks	2,868	1,005	148

Total interest and fees income	415,653	89,490	13,189

Interest expenses on interest-bearing borrowings	(271,727)	(177,912)	(26,221)

Total interest and fees expenses	(271,727)	(177,912)	(26,221)
	-
Net interest and fees income	143,926	(88,421)	(13,032)

Net revenue under the commercial bank partnership model	1,941	3,873	571

Collaboration cost for sales partners	(48,926)	(784)	(116)
Net interest and fees income after collaboration cost	96,941	(85,332)	(12,576)

Provision for credit losses	(31,250)	(340,702)	(50,213)

Net interest and fees income after collaboration cost and provision for credit losses	65,691	(426,033)	(62,789)

Realized gains on sales of investments,net	(4,125)	-	-
Net losses on sales of loans	(20,491)	(11,324)	(1,669)
Other gains,net	8,921	(12,793)	(1,885)

Total non-interest income	(15,695)	(24,117)	(3,554)

Operating expenses
Employee compensation and benefits	(52,852)	(27,636)	(4,073)
Taxes and surcharges	(6,831)	(1,137)	(168)
Operating lease cost	(4,136)	(3,427)	(505)
Other expenses	(37,605)	(10,851)	(1,599)

Total operating expenses	(101,424)	(43,051)	(6,345)
Income before income tax expense	(51,428)	(493,202)	(72,689)
Income tax benefit/(expense)	11,056	93,721	13,813

Net income/(loss)	(40,372)	(399,481)	(58,876)

Earnings per share
Basic	(0.03)	(0.02)	(0.003)
Diluted	(0.03)	(0.02)	(0.003)
Earnings per ADS(1 ADS equals 200 ordinary shares)
Basic	(5.9)	(40.1)	(5.9)
Diluted	(6.3)	(40.1)	(5.9)

Other comprehensive Income
Foreign currency translation adjustment	815	(8,002)	(1,179)
Comprehensive income	(39,557)	(407,483)	(60,056)
Less:net income attributable to non-controlling interests
Total comprehensive income attributable to ordinary shareholders	(39,557)	(407,483)	(60,056)